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------                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION                   ------------------------------
FORM 4                                   WASHINGTON, D.C. 20549                                          OMB APPROVAL
------                                                                                          ------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                     OMB Number:          3235-0287
[ ] Check this box if no                                                                        Expires:     December 31, 2001
    longer subject to         Filed pursuant to Section 16(a) of the Securities                 Estimated average burden
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                    hours per response.........0.5
    or Form 5 obligations         Public Utility Holding Company Act of 1935                    ------------------------------
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    PRAW, ALBERT Z.                             KB HOME (KBH)                                 to Issuer (Check all applicable)
------------------------------------------   ----------------------------------------------       Director         10% Owner
    (Last)        (First)         (Middle)   3. I.R.S. Identification   4. Statement for      ----             ---
    10990 WILSHIRE BLVD.                        Number of Reporting        Month/Year          X  Officer          Other (specify
------------------------------------------      Person, if an entity       FEBRUARY 2001      ----             --- below)
                  (Street)                      (Voluntary)             -------------------   (give title below)
    LOS ANGELES, CA 90024                                               5. If Amendment,       SVP, ASSET MANAGEMENT AND
------------------------------------------                                 Date of Original    ACQUISITIONS
    (City)        (State)           (Zip)                                  (Month/Year)       -----------------------------------
                                                                                           7. Individual or Joint/Group Filing
                                                                        -------------------   (Check applicable line)
                                                                                               X    Form filed by One
                                                                                              ----  Reporting Person
                                                                                                    Form filed by More Than
                                                                                              ----  One Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security        2. Trans-   3. Trans-    4. Securities Acquired (A)  5. Amount of        6. Ownership  7. Nature of
    (Instr. 3)                  action      action       or Disposed of (D)          Securities          Form:         Indirect
                                Date        Code         (Instr. 3, 4 and 5)         Beneficially        Direct        Beneficial
                                            (Instr. 8)                               Owned at            (D) or        Ownership
                               (Month/                                               End of Month        Indirect      (Instr. 4)
                                Day/   ---------------------------------------       (Instr. 3 and 4)    (I)
                                Year)  Code    V      Amount   (A) or    Price                           (Instr. 4)
                                                               (D)
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COMMON STOCK                  02/19/01   M             4,000    A      $14.56000                             D
                                        (1)
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COMMON STOCK                  02/19/01   S             2,893    D      $33.55700         43,945              D
                                        (1)
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COMMON STOCK                                                                              8,522              I          BY TRUST

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Reminder: Report on a separate line for each class of securities beneficially owned directly             Page 1 of 3 pages (Over)
or indirectly.                                                                                                    SEC 1474 (3/99)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D) (Instr.   Year)                                 ity
                             Security                            3, 4, and 5)                                           (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Non-Qualified Stock        $14.56000    2/19/01     M(1)               4,000   1/25/99 1/24/11    Common    4,000
Option (Right to Buy)                                                                             Stock
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Non-Qualified Stock        $33.55700    2/19/01     A(2)  V     2,893          2/19/01 2/19/16    Common    2,893
Option (Right to Buy)                                                                             Stock
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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        0                     D
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    2,893                     D
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Explanation of Responses:

See continuation page(s) for footnotes

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ KIMBERLY N. KING            3/7/01
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
Note: File three copies of this Form, one of which must be manually signed.                  By: Kimberly N. King Attorney in Fact
      If space is insufficient, see Instruction 6 for procedure.                             For: Albert Z. Praw

Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a currently                           Page 2 of 3 pages    Page 2
valid OMB Number.                                                                                                   SEC 1474 (3-99)

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Praw, Albert Z.                  KB HOME  (KBH)             Page 3 of 3 pages
10990 Wilshire Blvd.             February 2001
Los Angeles,CA 90024



(1) Broker-assisted exercise/sale pursuant to registrant's Executive Stock Ownership Policy which requires reporting person to own shares of common stock with a value equal to twice (2x) his annual salary, and to maintain such share ownership throughout his employment. Shares were sold solely to cover tax liability upon exercise and exercise price.

(2) Fair market value replacement options awarded under the 1998 Employee Stock Plan in accord with registrant's Executive Stock Ownership Policy. Number of options awarded is limited to number of shares sold to pay tax liability and exercise prices.